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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

QUARTERLY REPORT FOR THE PERIOD ENDING
March 31, 2006 of
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Quarterly report for the period ending March 31, 2006 for Sun Media Corporation.

SUN MEDIA CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

FIRST QUARTER 2006

COMPANY PROFILE

        Sun Media Corporation ("Sun Media" or "the Company"), a subsidiary of Quebecor Media Inc. ("Quebecor Media"), itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 17 paid daily newspapers and 193 weekly newspapers and specialty publications across Canada. Sun Media operates its newspaper businesses in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and three weekly publications as well as Sun Media's distribution businesses, Messageries Dynamiques and Dynamic Press Group. In addition, the Urban Daily Group operates three free daily publications, 24 Hours in Toronto, Vancouver 24 Hours and 24 Heures in Montreal. The Community Newspaper Group includes the majority of Sun Media's other publications, including nine paid daily community newspapers, 187 weekly newspapers, weekly shopping guides and agricultural and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia. Sun Media also owns a 25% interest in SUN TV Company ("SUN TV"), a general interest television station in Toronto, Ontario.

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the first quarter of 2006 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2005. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.

RECENT DEVELOPMENTS

Credit Agreement Amendments

        On January 17, 2006, Quebecor Media refinanced its debt. Concurrent with the closing of this refinancing, Sun Media's credit agreement was amended for the addition of a new term credit facility (the "Term Loan C Facility") with borrowings of $40.0 million that will mature in February 2009. On the same date, the proceeds of the Term Loan C Facility were ultimately paid to Quebecor Media.

        Effective April 27, 2006, the Company's credit agreement was amended for the second time in the year to reduce the interest rates applicable on U.S. dollar advances made under the term loan B credit facility ("Credit Facility") by 0.25% per annum. As part of the amendment, interest rates applicable to the $75.0 million revolving credit facility were reduced by 0.50% at each pricing tier.

Acquisition of Mirus Publishing

        On May 1, 2006, the Company purchased the assets of 724857 Alberta Ltd., operating as Mirus Publishing, for total consideration of approximately $1.1 million. The assets purchased include Devon Dispatch News, a community publication located in Devon, Alberta, and La Nouvelle Beaumont News, a community publication located in Beaumont, Alberta.

OPERATING RESULTS AND ADJUSTED EBITDA

        The comments and analysis in this report are based on Sun Media's primary financial statements, which are prepared in accordance with Canadian GAAP (elements of the reconciliation to U.S. GAAP are presented in Note 10 of the attached financial statements). In its analysis of operating results, Sun Media defines Adjusted EBITDA as net income before depreciation and amortization, financial expenses, dividend income, interest on convertible obligations, income taxes, equity losses and non-controlling interest.

        Adjusted EBITDA as defined above is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian or U.S. GAAP. Adjusted EBITDA is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Sun Media's definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies.

        The following table provides the reconciliation of net income under Canadian and U.S. GAAP and the reconciliation of Adjusted EBITDA to cash provided by operating activities under Canadian and U.S. GAAP, for the three months ended March 31, 2005 and 2006.

	Three Months Ended March 31,
	2005	2006	2005	2006
	Canadian GAAP		U.S. GAAP
	(In thousands of Canadian dollars)
Net income	$24,340	$21,517	$27,073	$23,836
Financial expenses	14,446	14,541	11,627	11,619
Dividend income	(37,457)	(38,760)	(37,457)	(38,760)
Interest on convertible obligations	36,383	37,641	36,383	37,641
Depreciation and amortization	6,365	8,530	6,365	8,545
Income tax (recovery)	(3,162)	(7,663)	(3,205)	(7,035)
Equity loss on investment in SUN TV	429	979	429	979
Non-controlling interest	326	354	326	354

Adjusted EBITDA as defined	$41,670	$37,139	$41,541	$37,179
Financial expenses	(14,446)	(14,541)	$(11,627)	(11,619)
Dividend income	37,457	38,760	37,457	38,760
Interest on convertible obligations	(36,383)	(37,641)	(36,383)	(37,641)
Current income taxes	16	(519)	16	(519)
Other items not involving cash	4,444	3,532	1,625	610
Changes in non-cash operating working capital	882	(11,485)	1,011	(11,525)

Cash provided by operating activities	$33,640	$15,245	$33,640	$15,245

Three Months Ended March 31, 2006 compared to the Three Months Ended March 31, 2005

Revenues

        Consolidated revenues for the three months ended March 31, 2006 were $219.7 million compared to $212.6 million for the three months ended March 31, 2005, an increase of $7.1 million or 3.3%.

        Advertising revenues were $155.9 million for the three months ended March 31, 2006, an increase of $8.7 million or 5.9%, from $147.2 million for the three months ended March 31, 2005. Advertising revenues for the urban daily newspapers increased $5.6 million or 5.4% in the first quarter of 2006, with particularly strong gains in the Alberta operations, partly due to the vibrant economy created by the oil industry. Included in this revenue growth is $2.8 million of advertising revenue from the free daily publications, including Vancouver 24 Hours, which was launched in March 2005. Advertising volume for the urban paid daily papers increased 4.6% in the quarter, with particularly strong growth from local classified advertising. Advertising revenues in the community operations increased $3.3 million or 7.5% in the three months ended March 31, 2006, compared to the same period in the prior year, due partly to acquisitions and to strong growth in western Canada.

        Circulation revenues were $40.1 million for the three months ended March 31, 2006, a decrease of $1.6 million or 3.8%, from $41.7 million for the three months ended March 31, 2005. Initiatives to increase circulation, such as subscription discounts and lower cover prices, resulted in lower circulation revenues, particularly at The Toronto Sun. Despite the declines in circulation revenues, the average paid circulation of the urban daily newspapers declined only marginally due to the initiatives described above.

        Distribution, commercial printing and other revenues of $23.7 million for the three months ended March 31, 2006, were flat with the three-month period ended March 31, 2005. Higher distribution revenues were offset by lower commercial printing revenues.

Operating Expenses

        Wages and employee benefits expenses were $93.0 million for the three months ended March 31, 2006, an increase of $5.9 million or 6.8%, from $87.1 million for the three months ended March 31, 2005. The increase in wages and employee benefits expenses was the result of normal wage increases, higher pension costs, higher commissions, and salary costs relating to acquisitions, start-up operations and new products.

        Newsprint expenses were $26.5 million for the three months ended March 31, 2006, an increase of $1.8 million or 7.3% from $24.7 million for the three months ended March 31, 2005. The increase in newsprint expenses was primarily due to lower newsprint rebates and higher consumption relating to additional advertising volumes and new products.

        Other operating expenses were $63.1 million for the three months ended March 31, 2006, an increase of $4.0 million or 6.8%, from $59.1 million for the three months ended March 31, 2005, mainly due to higher circulation and printing costs. Circulation and printing costs increased as a result of initiatives to support the Company's circulation base, new distribution contracts and additional costs associated with the free urban publications.

Adjusted EBITDA

        Adjusted EBITDA was $37.1 million for the three months ended March 31, 2006, a decrease of $4.6 million or 11.0%, from $41.7 million for the three months ended March 31, 2005. The decrease in adjusted EBITDA was due to higher salaries, newsprint and other operating expenses, which more than offset increased revenues. Investments in the Montreal and Toronto newspapers to strengthen circulation, and losses from Vancouver 24 Hours launched in March 2005, contributed to the shortfall.

        Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues. The Company's Adjusted EBITDA margin for the three months ended March 31, 2006 was 16.9% compared to 19.6% for the three months ended March 31, 2005.

Depreciation and Amortization

        Depreciation and amortization was $8.5 million for the three months ended March 31, 2006 compared to $6.4 million for the three months ended March 31, 2005. The results for the three months ended March 31, 2006 include an additional depreciation charge of $2.3 million relating to the shortened estimated useful life of the production equipment at Le Journal de Montréal and the Ontario printing facilities associated with the future consolidation and relocation of these printing plants.

Financial Expenses, Dividend Income, Interest on Convertible Obligations and Income Taxes

        Financial expenses for the three months ended March 31, 2006 were $14.5 million, an increase of $0.1 million from $14.4 million for the three months ended March 31, 2005. For the three months ended March 31, 2006, the Company recorded an unrealized loss on financial instruments of $3.6 million, compared to a loss of $3.4 million in the comparable period last year and an unrealized foreign currency translation gain of $0.8 million on a portion of the Company's Senior Notes, compared to a loss of $0.4 million in the comparable period last year. Excluding the loss on financial instruments and the foreign currency translation gain on the Senior Notes, interest expense increased $1.1 million. The increase in interest expense is due to the new Term Loan C Facility, and higher variable interest rates than last year.

        Sun Media earned dividend income of $38.8 million during the three months ended March 31, 2006 (2005 — $37.5 million) comprised of dividend income on its investments in Quebecor Media preferred shares of $37.8 million (2005 — $37.5 million) and dividend income on its investment in SUN TV preferred shares of $1.0 million (2005 — $nil). Concurrently, Sun Media incurred interest expense of $37.7 million during the three months ended March 31, 2006 (2005 — $36.4 million) comprised of interest expense on its convertible obligation to Quebecor Media of $36.7 million (2005 — $36.4 million) and interest expense on its convertible obligation to SUN TV of $1.0 million (2005 — $nil).

        Sun Media's income tax recovery was $7.7 million for the three months ended March 31, 2006 compared to an income tax recovery of $3.2 million for the three months ended March 31, 2005. The increase in the Company's income tax recovery of $4.5 million was primarily due to higher losses before income taxes, equity loss, non-controlling interest and non-taxable dividend income of $23.6 million compared to $15.5 million in the same period last year. In addition, during the three months ended March 31, 2005, the Company recorded a valuation allowance of $1.5 million on its unrealized capital losses relating to its ineffective hedge.

        The following table summarizes the main components which resulted in the Company's income tax recovery for the three months ended March 31, 2005 and 2006.

	Three months ended March 31
	2005	2006
Income before income taxes, equity loss and non-controlling interest	$21,933	$15,187
Less: non-taxable dividend income	(37,457)	(38,760)

Loss before income taxes, equity loss, non-controlling interest and non-taxable dividend income	$(15,524)	$(23,573)
National statutory tax rate	33.87%	34.12%

	(5,258)	(8,043)
Valuation allowance on capital losses relating to ineffective hedge	1,474	—

	(3,784)	(8,043)
Large corporation taxes and other	622	380

Income tax recovery	$(3,162)	$(7,663)

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

        For the three months ended March 31, 2006, cash provided by operating activities decreased $18.3 million to $15.3 million from $33.6 million in the same period in 2005. Cash provided by operating activities before changes in non-cash working capital decreased $6.0 million primarily due to a reduction in Adjusted EBITDA of $4.6 million and higher interest payments. The change in non-cash working capital in the quarter was negative $11.5 million compared to $0.9 million in the prior year. Increased cash from accounts receivable of $7.3 million and accounts payable of $3.6 million was offset by a negative variance in accrued liabilities of $22.1 million, largely due to the timing of newsprint payments.

Financing Activities

        On January 17, 2006, Quebecor Media refinanced its debt. Concurrent with the closing of this refinancing, Sun Media's credit agreement was amended for the addition of the Term Loan C Facility with borrowings of $40.0 million that will mature on February 7, 2009. The Term Loan C Facility is subject to repayments of Cdn$0.1 million per quarter during the term of the loan, commencing on April 28, 2006, with the balance being fully repayable February 7, 2009. The facility will bear interest at a rate equivalent to the Canadian banker's acceptance rate plus 1.50% or Canadian prime rate plus 0.50%. On the same date, the proceeds of the new Term Loan C Facility were paid as a reduction of paid-up capital in the Class A Common Shares of the Company, ultimately to Quebecor Media. As at March 31, 2006, the aggregate amount outstanding under the Term Loan C Facility was $39.6 million.

        In the first quarter of 2006, Sun Media made scheduled debt repayments of US$0.6 million (Cdn$0.9 million) on its Credit Facility. At March 31, 2006, the aggregate amount outstanding under the Credit Facility was US$198.1 million.

        In the three months ended March 31, 2006, Sun Media paid dividends of $15.0 million (2005 — $65.5 million) to Quebecor Media in connection with its ownership of Sun Media's 1,261,001 common shares.

Investing Activities

        Capital expenditures in the three months ended March 31, 2006 were $2.8 million, compared to $2.6 million in the three months ended March 31, 2005. During the quarter, the Company spent approximately $1.7 million on information technology, including costs for the implementation of new advertising and circulation systems.

Financial Position

        As at March 31, 2006, Sun Media had cash and cash equivalents of $18.8 million down from $22.8 million as at December 31, 2005. In addition, the Company had $75.0 million of unused credit available from its revolving credit facility.

        As at March 31, 2006, the total debt, including the current portion, was $507.3 million. This represents an increase in debt of $41.0 million from the December 31, 2005 balance of $466.3 million. The increase was due primarily to drawings of $39.6 million on the new Term Loan C Facility, as well as foreign exchange fluctuations due to a decrease in the value of the Canadian dollar relative to the U.S. dollar during the three months ended March 31, 2006.

        Sun Media believes that cash flow from operations and available sources of financing will be sufficient to cover cash requirements for working capital, capital expenditures, interest payments and scheduled debt repayments.

Forward-looking statements

        This report may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Sun Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Sun Media's products, changes in cost and availability of raw materials and equipment, changes in government regulations, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended
	March 31, 2005	March 31, 2006
REVENUES	$212,597	$219,715
OPERATING EXPENSES
Wages and employee benefits	87,107	92,976
Newsprint	24,722	26,474
Other operating expenses	59,098	63,126
Depreciation (note 7)	5,701	7,838
Amortization of intangible assets	664	692

	177,292	191,106
OPERATING INCOME	35,305	28,609
Financial expenses (note 8)	14,446	14,541
Dividend income on preferred shares of Quebecor Media Inc. (note 3(i))	(37,457)	(37,751)
Interest on convertible obligations to Quebecor Media Inc. (note 3(i))	36,383	36,665
Dividend income on preferred shares of SUN TV Company (note 4)	—	(1,009)
Interest on convertible obligations to SUN TV Company (note 4)	—	976

	13,372	13,422
INCOME BEFORE INCOME TAXES, EQUITY LOSS & NON-CONTROLLING INTEREST	21,933	15,187
Income tax recovery	(3,162)	(7,663)
Equity loss on investment in SUN TV Company	429	979
Non-controlling interest	326	354

NET INCOME	$24,340	$21,517

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Unaudited)
(In thousands of Canadian dollars)

	Capital Stock	Retained Earnings	Total Shareholder's Equity
BALANCE — DECEMBER 31, 2004	$301,801	$55,348	$357,149
Net income	—	24,340	24,340
Dividends on capital stock paid to Quebecor Media Inc.	—	(65,481)	(65,481)

BALANCE — MARCH 31, 2005	$301,801	$14,207	$316,008

BALANCE — DECEMBER 31, 2005	$301,801	$27,622	$329,423
Net income	—	21,517	21,517
Dividends on capital stock paid to Quebecor Media Inc.	—	(15,000)	(15,000)
Reduction in paid-up capital (note 2)	(40,000)	—	(40,000)

BALANCE — MARCH 31, 2006	$261,801	$34,139	$295,940

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended
	March 31, 2005	March 31, 2006
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Net income	$24,340	$21,517
Items not involving cash:
Depreciation of property, plant and equipment	5,701	7,838
Amortization of intangible assets	664	692
Future income taxes	(3,146)	(8,182)
Non-controlling interest	326	354
Equity loss on investment in SUN TV Company	429	979
Net unrealized loss on foreign currency translation and financial instruments	3,988	3,066
Other	456	466

	32,758	26,730
Changes in non-cash operating working capital	882	(11,485)

Cash provided by operating activities	33,640	15,245
FINANCING
Term Loan C Facility (note 2)	—	39,598
Increase in bank indebtedness	2,947	—
Redemption of convertible obligations to Quebecor Media Inc.	(150,000)	—
Issuance of convertible obligations to Quebecor Media Inc.	255,000	—
Repayment of loans	(873)	(873)
Dividends on capital stock paid to Quebecor Media Inc.	(65,481)	(15,000)
Reduction of paid-up capital (note 2)	—	(40,000)
Other	(399)	(199)

Cash provided by (used in) financing activities	41,194	(16,474)
INVESTING
Business acquisitions	(837)	—
Additions to property, plant and equipment	(2,595)	(2,764)
Disposal of preferred shares of Quebecor Media Inc.	150,000	—
Investment in preferred shares of Quebecor Media Inc.	(255,000)	—
Other	4	2

Cash used in investing activities	(108,428)	(2,762)
DECREASE IN CASH AND CASH EQUIVALENTS	(33,594)	(3,991)
CASH AND CASH EQUIVALENTS — BEGINNING OF PERIOD	33,594	22,820

CASH AND CASH EQUIVALENTS — END OF PERIOD	$—	$18,829

SUPPLEMENTAL INFORMATION
Changes in non-cash operating working capital:
Accounts receivable	$7,555	$14,897
Inventories	1,833	625
Accounts payable	(5,335)	(1,731)
Accrued liabilities	(349)	(22,408)
Dividend income receivable from Quebecor Media Inc.	34,378	38,580
Interest expense payable to Quebecor Media Inc.	(33,441)	(37,470)
Dividend income receivable from SUN TV Company	—	(1,009)
Interest expense payable to SUN TV Company	—	976
Other	(3,759)	(3,945)

	$882	$(11,485)

Cash interest payments (including interest paid on convertible obligations)	$86,337	$91,135
Cash interest receipts	$299	$206
Cash tax payments	$592	$973
Cash tax receipts	$9	$—

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands of Canadian dollars except for share information)

	December 31, 2005	March 31, 2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,820	$18,829
Accounts receivable, net of allowance for doubtful accounts (December 31, 2005 — $5,402; March 31, 2006 — $6,064)	138,408	123,511
Dividend income receivable from Quebecor Media Inc. (note 3(i))	70,938	32,358
Dividend income receivable from SUN TV Company (note 4)	133	1,142
Inventories	11,289	10,664
Prepaid expenses	4,740	5,192
Future income taxes	6,222	9,876

TOTAL CURRENT ASSETS	254,550	201,572
INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES (note 3(i))	1,245,000	1,245,000
INVESTMENT IN SUN TV COMPANY PREFERRED SHARES (note 4)	37,300	37,300
EQUITY INVESTMENT IN SUN TV	8,781	7,802
PROPERTY, PLANT AND EQUIPMENT (note 7)	174,115	169,041
GOODWILL	755,662	755,662
FUTURE INCOME TAXES	32,664	35,286
OTHER ASSETS	31,780	30,348

TOTAL ASSETS	$2,539,852	$2,482,011

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$21,204	$19,473
Accrued liabilities	118,938	96,530
Income and other taxes payable	6,442	3,526
Interest expense payable to Quebecor Media Inc. (note 3(i))	68,897	31,427
Interest expense payable to SUN TV Company (note 4)	129	1,105
Deferred subscription revenue	18,971	18,854
Current portion of long-term debt	2,675	3,086

TOTAL CURRENT LIABILITIES	237,256	174,001
LONG-TERM DEBT	463,585	504,191
FUTURE INCOME TAXES	36,674	34,768
OTHER LIABILITIES	188,894	188,887
NON-CONTROLLING INTEREST	1,720	1,924
CONVERTIBLE OBLIGATIONS TO QUEBECOR MEDIA INC. (note 3(i))	1,245,000	1,245,000
CONVERTIBLE OBLIGATION TO SUN TV COMPANY (note 4)	37,300	37,300

TOTAL LIABILITIES	2,210,429	2,186,071
SHAREHOLDER'S EQUITY
Capital stock (note 2)	301,801	261,801
— Authorized: 10,000,000,000 Voting Class A common shares, nil par value
10,000,000,000 Non-voting, redeemable Class B preferred shares, nil par value
10,000,000,000 Class C preferred shares issuable in series, nil par value
— Issued and outstanding at December 31, 2005 and March 31, 2006:
1,261,001 Voting Class A common shares
Retained earnings	27,622	34,139

TOTAL SHAREHOLDER'S EQUITY	329,423	295,940

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,539,852	$2,482,011

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Periods ended March 31, 2006 and 2005)
(In thousands of Canadian dollars except for share information)

NATURE OF BUSINESS

        The primary operation of Sun Media Corporation ("Sun Media" or "the Company") is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper and magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities. Sun Media also owns a 25% interest in SUN TV Company ("SUN TV"), a general interest television station in Toronto, Ontario.

1.     BASIS OF PRESENTATION

        These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada. Sun Media has used the same accounting policies described in the Company's latest audited annual consolidated financial statements. However, these unaudited consolidated financial statements do not include all the disclosures required under generally accepted accounting principles in Canada and accordingly should be read in conjunction with Sun Media's latest audited annual consolidated financial statements and notes thereto. These interim consolidated financial statements reflect all normal and recurring adjustments, which are in the opinion of management, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media's business. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollar and US$ are to the currency of the United States.

2.     AMENDMENT OF CREDIT AGREEMENT

        On January 17, 2006, Sun Media's ultimate parent company, Quebecor Media Inc. ("Quebecor Media"), refinanced its debt. Concurrent with the closing of this refinancing, Sun Media's credit agreement was amended for the addition of a new term credit facility (the "Term Loan C Facility") with borrowings of $40,000 that will mature on February 7, 2009. The Term Loan C Facility is subject to repayments of Cdn$100 per quarter during the term of the loan, commencing on April 28, 2006, with the balance being fully repayable on February 7, 2009. The facility bears interest at a rate equivalent to the Canadian banker's acceptance rate plus 1.50% or Canadian prime rate plus 0.50%. On the same date, the proceeds of the new Term Loan C Facility were paid ultimately to Quebecor Media and accounted for as a reduction in paid-up capital of the Class A Common Shares of the Company. As at March 31, 2006, the aggregate amount outstanding under the Term Loan C Facility was $39,598.

        Sun Media's credit agreement was further amended on April 27, 2006. See Note 11 (i) Subsequent Events — Amendment of Credit Agreement.

3.     TRANSACTIONS WITH QUEBECOR MEDIA AND AFFILIATES

(i)    Investment in and Convertible Obligations Issued to Quebecor Media

        The following tables summarize the Company's issuance of convertible obligations, and investments in Quebecor Media preferred shares:

	Convertible Obligation Issue
	2007	2008	2020	Total
Balance — January 1, 2005	$885,000	$255,000	$—	$1,140,000
January 14, 2005	(150,000)	—	255,000	105,000

Balance — March 31, 2005 and 2006	$735,000	$255,000	$255,000	$1,245,000

	Quebecor Media Preferred Shares
	12.5% Series A	10.85% Series F	Total
Issue or Redemption Date
Balance — January 1, 2005	$1,140,000	$—	$1,140,000
January 14, 2005	(150,000)	255,000	105,000

Balance — March 31, 2005 and 2006	$990,000	$255,000	$1,245,000

        During the three months ended March 31, 2006, dividends of $37,751 (2005 — $37,457) were declared on the Company's Cumulative First Preferred Shares of Quebecor Media. Sun Media received payments of dividend income of $76,331 (2005 — $71,835) from Quebecor Media during the three months ended March 31, 2006. As at March 31, 2006, the unpaid dividend receivable from Quebecor Media was $32,358 (December 31, 2005 — $70,938).

        During the three months ended March 31, 2006, the interest expense on the Company's convertible obligations amounted to $36,665 (2005 — $36,383). The total interest paid on the convertible obligations was $74,135 (2005 — $69,824). As at March 31, 2006, the unpaid interest on the convertible obligations was $31,427 (December 31, 2005 — $68,897).

(ii)    Management Fees to Quebecor Media

        During the three months ended March 31, 2006, the Company recorded and paid Quebecor Media management fees of $1,921 (2005 — $2,275). As at March 31, 2006, there was no outstanding balance relating to the fees (2005 — $nil).

(iii)    Other Transactions

        The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, at prices and conditions prevailing on the open market, with related parties under common control in the normal course of operations. These transactions were concluded and accounted for at their exchange values.

4.     INVESTMENT IN AND CONVERTIBLE OBLIGATION ISSUED TO SUN TV

        On July 12, 2005, the Sun Media issued a $37,300 convertible obligation to SUN TV, a significantly influenced investee. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually on June 20 and December 20. Concurrently, the Company invested $37,300 in Class A Preferred Shares of SUN TV ("Sun TV Preferred Shares"). The SUN TV Preferred Shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting and carry a 10.85% annual fixed cumulative preferential dividend payable semi-annually.

        During the three months ended March 31, 2006, dividends of $1,009 were declared on the SUN TV Preferred Shares. As at March 31, 2006, the unpaid dividend receivable from SUN TV was $1,142.

        During the three months ended March 31, 2006, interest expense on the convertible obligations amounted to $976. As at March 31, 2006, the unpaid interest on the convertible obligations was $1,105.

5.     STOCK-BASED COMPENSATION

        In fiscal 2002, Quebecor Media established a stock option plan (the "QMI Plan"). Under the QMI Plan, 6,185,714 common shares of Quebecor Media were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. During the three months ended March 31, 2006, 100,906 stock options were issued to senior employees of the Company at an average exercise price of $30.47. As at March 31, 2006, there were a total of 860,571 options outstanding at an average exercise price of $18.73, while 419,424 options were vested at an average exercise price of $16.72.

        During the three months ended March 31, 2006, the Company recognized a stock compensation expense of $1,550 (2005 — $1,065) related to the QMI Plan.

6.     EMPLOYEE FUTURE BENEFITS

        The Company maintains defined benefit and contribution pension plans for its employees. The total benefit cost of these employee future benefit plans is as follows:

	Three months ended
	March 31, 2005	March 31, 2006
Defined contribution pension plans	$813	$817
Defined benefit pension plans	1,955	2,568
Other benefit plans	538	582

Total benefit cost	$3,306	$3,967

7.     PROPERTY PLANT AND EQUIPMENT

        In August 2005, Quebecor Media approved a plan to invest in a new printing facility to be operated by an entity co-owned by Quebecor Media and Quebecor World Inc., which are both under the common control of Quebecor Inc. The new printing facility will be located in Toronto, Ontario. As part of this plan, Sun Media will outsource the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media approved a plan to modernize and relocate the printing facilities of Le Journal de Montréal to a new printing facility owned by Quebecor Media, which will be located in Saint-Janvier-de-Mirabel, Québec. These new facilities are expected to be fully operational in 2007. At this stage of the project, management has not finalized all the significant details of the plan or the costs associated with the relocation of its printing facilities.

        As a result of these new investments, the Company is currently accelerating the depreciation of certain presses and related equipment to reflect the shortened useful life of such equipment. For the three months ended March 31, 2006, the Company recorded additional depreciation of $2,294 (2005 — $nil).

8.     FINANCIAL EXPENSES

	Three months ended
	March 31, 2005	March 31, 2006
Interest on long-term debt	$9,968	$11,189
Unrealized loss on financial instruments	3,388	3,609
Unrealized foreign currency translation (gain)/loss on a portion of Senior Notes	444	(796)
Amortization of deferred asset relating to ineffective hedge	156	253
Amortization of deferred financing costs	350	352
Other	140	(66)

Total financial expenses	$14,446	$14,541

9.     SEGMENTED INFORMATION

        Management has reviewed the requirements of CICA Handbook 1701, Segment Disclosures, and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

10.   MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media's consolidated financial statements, including disclosures that are required under GAAP in the United States.

	Three months ended
	March 31, 2005	March 31, 2006
Consolidated Statements of Income
Net income per Canadian GAAP	$24,340	$21,517
Adjustments:
Pension and post-retirement benefits (i)	(129)	40
Derivative financial instruments (iii)	2,819	2,922
Non-monetary transactions (iv)	—	(15)
Income taxes on U.S. adjustments	43	(628)

Net income per U.S. GAAP	$27,073	$23,836

	Three months ended
Consolidated Statements of Comprehensive Income (v)	March 31, 2005	March 31, 2006
Comprehensive income:
Net income as adjusted per U.S. GAAP	$27,073	$23,836
Pension and post-retirement benefits (i)	1,856	1,385
Derivative financial instruments (iii)	862	918
Income taxes on comprehensive income	(612)	(1,062)

Comprehensive income per U.S. GAAP	$29,179	$25,077

Accumulated other comprehensive income	December 31, 2005	March 31, 2006
Cumulative adjustments:
Pension and post-retirement benefits (i)	$(20,632)	$(19,247)
Derivative financial instruments (iii)	(2,354)	(1,436)
Income taxes on comprehensive income	9,471	8,409

Accumulated other comprehensive income per U.S. GAAP	$(13,515)	$(12,274)

Consolidated Shareholder's Equity	December 31, 2005	March 31, 2006
Shareholder's Equity per Canadian GAAP	$329,423	$295,940
Cumulative Adjustments:
Pension and post-retirement benefits (i)	(17,716)	(16,291)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative instruments (iii)	6,998	10,838
Non-monetary transactions (iv)	1,826	1,811
Income taxes on U.S. adjustments	18,402	16,712

Shareholder's Equity per U.S. GAAP	$331,952	$302,029

	December 31, 2005		March 31, 2006
Consolidated Balance Sheet Data	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Current assets	$254,550	$254,550	$201,572	$201,572
Goodwill	755,662	752,239	755,662	752,239
Future income tax asset	32,664	32,664	35,286	35,286
Other assets	31,780	29,692	30,348	19,711
Current liabilities	237,256	237,256	174,001	174,001
Future income tax liability	36,674	20,588	34,768	20,373
Long-term debt	463,585	426,743	504,191	463,905
Convertible obligations	1,282,300	1,282,300	1,282,300	1,282,300
Other liabilities	188,894	225,001	188,887	223,419
Total shareholder's equity	329,423	331,952	295,940	302,029

Consolidated Statement of Cash Flows

        The disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash operating working capital items in the Consolidated Statement of Cash Flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.

(i)    Pension and Post-Retirement Benefits

        The accounting requirements for pension and post-retirement benefits under Canadian and U.S. GAAP are similar in most respects. However, because the new Canadian Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP are different from U.S. GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under U.S. GAAP. These gains or losses are being amortized over the estimated average remaining service life of the employees.

        Under U.S. GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extent an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholder's equity.

        In addition, under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess, if any, of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii)    Restructuring Charges

        In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.

(iii)    Derivative Financial Instruments

        The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for speculative trading purposes.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. This process includes linking all derivatives to specific assets and liabilities or to specific firm commitments. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        The Company enters into cross currency and interest rate agreements to hedge its long-term debt. Each of the Company's hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective.

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("FAS 133"). FAS 133 establishes accounting and reporting standards for financial instruments and hedging activities and requires that all financial instruments be recorded at fair value on the Consolidated Balance Sheet.

        For derivative financial instruments that are determined to be effective and which qualify as cash flow hedges, changes in the derivative financial instrument's fair values are deferred and recorded as a component of "Accumulated Other Comprehensive Income" until the underlying hedged transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "Accumulated Other Comprehensive Income" to the Consolidated Statement of Income on the same line as the underlying hedged transaction. The ineffective portion of a derivative financial instrument's change in fair value is recognized immediately in earnings.

        For derivative financial instruments that are determined to be effective and which qualify as fair value hedges, changes in the derivative financial instrument's fair values are offset in the Consolidated Statement of Income against the changes in the fair value of the hedged asset or liability due to the hedged risks.

(iv)    Non-Monetary Transactions

        In April 2005, the Company exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses was a non-monetary transaction, it was accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.

        Accordingly, under US GAAP, this transaction resulted in a gain on disposal of the Company's publication in 2005 and also resulted in an increase of the purchase price of the publication acquired. A portion of the increase in purchase price was allocated to amortizable intangible assets for U.S. GAAP purposes, and it is being amortized over 10 years.

(v)    Comprehensive Income

        Comprehensive income is measured in accordance with FASB Statement No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets, the net gain or loss on derivative instruments designated as cash flow hedges, and translation adjustments on foreign operations net of taxes.

11.   SUBSEQUENT EVENTS

(i)    Amendment of Credit Agreement

        Effective April 27, 2006, the Company's credit agreement was amended to reduce the interest rates applicable on U.S. dollar advances made under the term loan B credit facility ("Credit Facility") by 0.25% per annum. As part of the amendment, interest rates applicable to the $75,000 revolving credit facility were reduced by 0.5% at each pricing tier. In addition to the repricing, other minor modifications were made to the covenants of the agreement as part of the amendment. At March 31, 2006, the aggregate amount outstanding under the Credit Facility was US$198,100 or Cdn$231,381 converted at the applicable hedging foreign exchange rate. In addition, as at March 31, 2006, the Company had $75,000 of unused credit available from its revolving credit facility.

(ii)    Acquisition of Mirus Publishing

        On May 1, 2006, the Company purchased the assets of 724857 Alberta Ltd., operating as Mirus Publishing, for total consideration of approximately $1,125. The assets purchased include Devon Dispatch News, a community publication located in Devon, Alberta, and La Nouvelle Beaumont News, a community publication located in Beaumont, Alberta.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
Date: May 30, 2006
	By:	/s/ NANCY RENDLE Name: Nancy Rendle Title: Vice President, Corporate Controller

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SUN MEDIA CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FIRST QUARTER 2006
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED BALANCE SHEETS (Unaudited) (In thousands of Canadian dollars except for share information)
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